FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated December 11, 2023

Item 1

Banco Santander, S.A., ("Santander") in accordance with the provisions of the securities market legislation, communicates the following:

INSIDE INFORMATION

Santander has been informed by the European Central Bank (“ECB”), after following its Supervisory Review and Evaluation Process (“SREP”), of its decision regarding the minimum prudential capital requirements effective as of 1 January 2024.

The ECB’s decision establishes a Pillar 2 requirement (“P2R”) of 1.74% at a consolidated level of which at least 0.98% must be covered with Common Equity Tier 1 capital (“CET1”). The revised P2R entails an increase of 16 basis points over the previous decision, of which (i) 15 basis points are due to a methodological change in the determination of the P2R by the ECB, and (ii) 1 basis point reflects the increase of the capital add-on due to the ECB’s prudential expectations on calendar provisioning in connection with non-performing loans.

The following table shows the minimum CET1 and total capital requirements applicable at the consolidated level as of 1 January 2023 and as of 1 January 2024, as well as Santander's ratios1 as of 30 September 2023:

	Minimum Requirement		Data
	As of 01/01/2023	As of 01/01/2024	As of 30/09/2023
CET1	8.91%	9.60%[2]	12.35%

Total Capital	13.11%	13.86%[3]	16.31%

As described in the table above, Santander maintains a surplus of capital over these requirements, both in CET1 and total capital terms.

Boadilla del Monte (Madrid), 11 December 2023

1 Phased-in ratios.

2 The minimum requirement ratio of CET1 at consolidated level consists of: (a) the minimum capital requirement of Pillar 1 (4.50%), (b) P2R (0.98%), (c) the capital conservation buffer (2.50%), (d) the requirement arising from the consideration of Santander as Other Systemically Important Institution (“OSII”), which has been fixed for 2024 by the Banco de España (1.25%), and (e) the countercyclical capital buffer requirement (0.3693%), calculated as of 30 September 2023. With respect to the minimum requirement applicable as of 01/01/2023, variations are given in the items listed in limbs (b), (d) and (e), whose values were 0.89%, 1% and 0.02530%, respectively, as they were disclosed in the inside information filing dated 22 December 2022.

3 In addition to the CET1 requirement, the minimum total capital requirement at consolidated level includes: (i) Pillar 1 requirements of Additional Tier 1 (1.5%) and Tier 2 (2%), and (ii) part of the P2R requirements that can be covered by Additional Tier 1 and Tier 2 (0.33% y 0.44%, respectively). With respect to the minimum requirement applicable as of 01/01/2023, variations are given in the CET1 minimum requirement, as specified in the previous footnote, and in the items listed in limb (ii), whose values were 0.30% and 0.40% respectively, as published in the inside information filing dated 22 December 2022.

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 11, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance